ANTHONY L.G., PLLC

laura aNTHONy, esq

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

MARC S. WOOLF, ESQ

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December 17, 2021

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on November 9, 2021 File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1. Amendment No. 2 is marked to show changes made from Amendment No. 1 filed on November 9, 2021. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated November 19, 2021. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 1 to Registration Statement on Form S-1, Filed November 9, 2021

Prospectus Summary

Business Overview, page 6

1.	Comment: We note your response to our prior comment number 2. Please revise to similarly modify the following statement on page 110 so as to not state or imply that your product candidates are safe as this determination is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies: “Resveratrol is a natural well-known product with a well-documented safety profile with only gastro-intestinal adverse side effects that we believe we have resolved with our product JOTROLTM.”

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to modify the referenced statement on page 110 so as to not state or imply that the Company’s product candidates are safe as this determination is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

2.	Comment: Please revise your pipeline table to include a column for Phase 3 clinical trials. Additionally, we note your disclosure on page 107 that you have not discussed the ability to rely on and reference the Phase II trial in MCI/early Alzheimer’s Disease conducted by Georgetown with the FDA. Please add this disclosure to your pipeline presentation.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on page 10 and page 103 of Amendment No. 2 to include a column for Phase 3 clinical trials and have also added the referenced disclosure to the pipeline presentation.

Description of Business

Business Overview, page 90

3.	Comment: We note your response to our prior comment number 14. Please revise to clarify whether the final report has been issued by Syneos yet.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 on page 129 to clarify that the final report has been issued by Syneos.

JOTROL Intellectual Property, page 93

4.	Comment: We note your response to our prior comment number 16. We note that on page 95 you describe the “material” termination provisions of your license agreement with Aquanova. Please revise to describe all termination provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 2 to add a description of all termination provisions in the Company’s license agreement with Aquanova.

5.

Comment: We note your response to our prior comment number 17. Please revise to explain each of the headings in the two tables on page 97. Please ensure in your revisions that your graphics include sufficient explanatory disclosure for an investor to be able to evaluate the information presented.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to include explanation of each of the headings in the two tables on page 97, in accordance with the Staff’s comment.

6.

Comment: We note your response to our prior comment number 18. Please revise pages 122-124 to provide a brief explanation of how p-values are used to measure statistical significance and how statistical significance relates to FDA’s evidentiary standards for drug approval.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 on page 103 to include a brief explanation of how p-values are used to measure statistical significance and how statistical significance relates to FDA’s evidentiary standards for drug approval.

Competitive Advantages, page 109

7.	Comment: We note your response to our prior comment number 28. Please revise page 110 to either delete the statement that licensing this study saved significant cost and time or, alternatively, revise the appropriate “Description of the Business” subsection to provide more information about the study given you are citing receipt of this study as a competitive advantage.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 2 to delete the referenced statement.

Competitive Analysis, page 109

8.	Comment: Please revise page 109 to provide additional detail concerning specific competitors and any known product candidates in development for the same indications as your product candidates. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 109 of Amendment No. 2 to provide additional detail concerning specific competitors and any known product candidates in development for the same indications as the Company’s product candidates.

Description of Securities, page 160 (comment from original SEC Comment Letter dated October 28, 2021)

32.	Comment: Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response: Our last issuance of common stock was in December 2020 at $2.50 per share for a capital raise. We commissioned an independent valuation on our common stock from Carta Valuation, LLC and on March 18, 2021 we received a common stock valuation report, dated February 19, 2021, for $4.05 per share. The valuation analysis was used to derive the fair market value of the common equity of the Company in recognition of IRS Code Section 409A and FASB ASC 718. The analysis used a weighted approach assigning 75% to a public company valuation of $80,937,000 and 25% to private company valuation of $43,477,000 using data derived from management regarding a Phase I dose finding PK study that commenced December 2020 with preliminary results as of February 2021 predicting the advantages of the platform product JOTROLTM to be validated. The analysis assigned a fully marketable value of $6.31 per share for the public company scenario. In October 2021, subsequent to the valuation analysis, the Company completed the Phase I dose finding PK study with results indicating the Company has resolved the poor bioavailability issue of Resveratrol with the platform product JOTROLTM. We anticipate an estimated offering range of $5.00 - $7.00 per share with a midpoint of $6.00 per share, which is supported by the independent valuation’s public company scenario of $6.31 per share, which was prior to Phase I successful results and could favorably impact the public company valuation approach.

Subsequent to March 18, 2021, stock options were issued at an exercise price of $4.05 per share. There were no other equity issuances, other than stock options, since December 2020.

If the Staff has any further comments regarding the offering statement on Amendment No. 2 to Form S-1, or any subsequent amendments to the Company’s offering statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Christie Wong/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Margaret Schwartz/U.S. Securities and Exchange Commission
Christine Westbrook/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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